1998 Rexhall Annual Report

Leading the way to the new millennium.

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Growth through experience.
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About Rexhall

Rexhall Industries is a manufacturer of Class "A" motorhomes entering our 13th year of operation. Manufacturing began in 1986 in a renovated, 18,000 square foot recreational vehicle plant in Pacoima, California. As orders increased, the Company quickly outgrew its modest facilities and moved to an 80,000 square foot facility in Saugus, California. In June 1989 management decided to take the Company public, with an initial offering of 1.15 million shares of common stock trading on the NASDAQ Stock exchange. In 1991 Business Week Magazine named Rexhall Industries the "Number One Best Small Growth Company in America," out of 7,700 publicly traded companies. These early milestones helped reinforce the philosophy of the Company and it wasn't long before Rexhall was one of the top manufacturers of Class "A" motorhomes nationally. In 1993 the Company bought and opened a second production plant in Elkhart, Indiana. In 1994, Rexhall started building its new Corporate headquarters in Lancaster, California. As part of the City of Lancaster's redevelopment project, Rexhall was able to acquire 10 acres of land on which to build a new manufacturing facility and Corporate Headquarters, now encompassing 120,000 square feet of office and production space. The year 1998 has proven to be the best year in the history of the Company, highlighted by centralized production, continued development of products in demand and marketing strategies aimed at market expansion.

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Leading the way with commitment.

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                                  Financial highlights.

                       1994       1995       1996       1997        1998
Sales               50,090,000 60,709,000 64,959,000  63,012,000  71,454,000
Gross Profit         6,906,000  8,728,000  8,792,000   7,091,000  12,140,000
Income Before Taxes  3,222,000  3,394,000  2,131,000  (2,912,000)  5,864,000
Net Income (Loss)    1,922,000  2,034,000  1,284,000  (1,835,000)  3,390,000
Working Capital      8,858,000  9,269,000  9,519,000   7,356,000  10,805,000
Total Assets        15,991,000 19,975,000 23,496,000  23,178,000  28,471,000
Shareholders Equity 10,376,000 12,225,000 13,581,000  11,480,000  14,992,000
Earnings per Share
  - Basic                 0.66       0.69   0.44           (0.64)       1.14
Weighted Average Shares
Outstanding (Basic)  2,893,000  2,934,000  2,948,000   2,882,000   2,968,000

*GRAPHS AVAILABLE ON HARD COPY

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Leading the way with leadership.

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Dear Fellow Shareholders:

Let me start by thanking the employees of Rexhall Industries, Inc. and the dealerships across America for their determination and hard work in 1998. Additionally, let me thank all of our retail customers who have demonstrated tremendous confidence in our Company through the purchase of our motorhomes, and certainly to you, our shareholders, whose optimism about our Company's future has encouraged your investment. It is all of you that helped to position Rexhall Industries, Inc. to be a significant part of the thriving RV Industry and its bright future. The 1998-year was certainly not without challenges, however, when met "head-on" with the strength of mind to resolve them, we have proven that not only can we survive challenges, we can become stronger as a result of them.

The positive results posted by our Company in 1998, has reaffirmed our direction and re-energized confidence with respect to where we are headed as a Company. Record performances in the areas of both production and sales have proven our strategies to be sound and our focus to be clear. The increase in sales can be partly attributed to the continued development of new and exciting products, as well as the increased awareness that our products have enjoyed. Centralizing our production at our Lancaster, California facility has the emphasis firmly on efficient and quality manufacturing. These efficiencies are reflected in the magnitude of the improvement in gross profit in conjunction with the reduction of selling, general, and administrative expenses.

Plans for aggressive marketing into the year 2000 and beyond started in 1998. "Rexhall 2000", the new Corporate theme began with an association with NASCAR driver Wally Dallenbach (#25 Bud Car) who will be featured in several ads and promotional events during the year. This program signals the start of a high profile marketing strategy aimed at gaining more brand awareness. Recent studies have shown the RV buying public to be growing. The prime RV buying age is between 55 and 64 years of age. Approximately 77 million Americans (the Baby Boomers) are approaching this prime age and the population of buyers will continue to grow.

Our record sales backlog at December 31st, 1998 deserves attention and is just one of a growing number of positive indicators, adding to our optimism for 1999 and beyond. Rexhall Industries, Inc. has never taken success for granted. While opportunity sometimes presents itself, more often opportunities are created. Though we have never been more confident with our products and market positioning, we cannot let our optimism overshadow the need to create opportunities. For it is with hard work, determination, and a "never say die" attitude that Rexhall has found itself where it is today, and it is that positive attitude that will lead us to the success these opportunities offer.

The Board of Directors and I would like to thank you again for your confidence in Rexhall Industries, Inc.

Sincerely,


William J. Rex
President and Chief Executive Officer

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Leading the way with innovation.
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Our Motorhomes

The Company's motorhomes are built with attention to quality. The materials used by the Company in constructing its motorhomes are commonly found on more expensive models and, in the opinion of management, generally are superior to those found on motorhomes in the same price range as the Company's motorhomes. The Company uses only steel, as opposed to wood or aluminum, in framing its cage. The Company uses gel coated, high gloss, one-piece fiberglass panel for the sidewalls, front cap, rear cap and roof, giving the look of a more expensive motorhome and eliminating many of the seams commonly found in most motorhomes. Additionally, fiberglass generally allows easier repair of collision marks and scrapes as opposed to aluminum, the other material commonly used in sidewall construction. For insulation, the Company uses polyurethane foam and polystyrene.

The Company's motorhomes are also built with attention to aerodynamics. Each motorhome has a streamlined bus-front cap that tapers to a width broader at the junction with the sidewalls than at the leading edge of the nose. That styling, coupled with rounded corners throughout the coach, permits a smoother ride, particularly in high winds or when the motorhome is passed by large trucks and trailers.

The Company currently offers six lines of Class A motorhomes. The product lines are Aerbus, Rexair, RoseAir, Vision, Anthem and American Clipper.
The Company's Class A line offers many models and floor plans with multiple decors. These various models come with the following chassis and engine types:

- Ford F-53 chassis with a V-10 electronically fuel injected engine
- Chevrolet P-30 chassis with the 290 H.P. Vortec engine
- Spartan Highlander chassis with a 300 H.P. engine

Models range in size from an overall length of approximately 23 feet to approximately 39 feet with wheelbases ranging from 158 inches to 252 inches. All models have an overall maximum width of eight and one half feet (102" widebody) with a height (with air conditioner) of just over eleven feet.

In addition to size or chassis, Rexair, Aerbus, RoseAir, Vision, Anthem and American Clipper models are differentiated by exterior graphics and some floor plan and sleeping accommodation variations. Depending on the model, each motorhome is equipped to sleep four to six adults comfortably. Standard features and equipment on all Rexhall models include 75 or 80 gallon gas tank (depending on chassis and model), halogen headlights, dash air conditioning, double door flush mounted refrigerator/freezer, three burner range with automatic pilot and optional conventional oven, radial tires, stabilizing air bags, 30,000 B.T.U. furnace, day/night shades and extra large batteries mounted on a slide-out tray for easy access and service. Additional standard equipment includes a television, television antenna, AM/FM stereo radio with cassette player, auxiliary power generators, convection microwave oven, roof air conditioners, and video tape player. Optional equipment includes leak detector for propane, back up camera, wsher and dryer, hydraulic leveling jacks, electric and heated mirrors, 50 AMP service, ice maker and power entry step for easier entry into the motorhome. Some models may vary in standard equipment.

Suggested retail prices of Aerbus, Rexair, or RoseAir models with standard equipment range from $75,000 to $148,000 (diesel models) and fully equipped with available options from $82,000 to $175,000. Suggested retail prices for the Vision and American Clipper models (entry level) with standard equipment range from approximately $60,000 to $76,000 (add $5,000 with available options). Anthem diesel models range from $99,000 to $105,000 with standard equipment, and with available options from $105,000 to $114,000.

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Our Company Facilities

In December 1995, the Company completed construction and moved into a 87,000 square foot manufacturing facility in Lancaster, California which serves as both a manufacturing facility and the Company's Executive Offices. The facility was designed by management to insure efficiency and to specifically position the company with the opportunity to meet increased production demands based on orders that have continued to rise on a yearly basis. In September 1996, expansion construction began at the Lancaster site. The new addition, completed in the fourth quarter of 1997, provided an additional 19,320 square feet of production space. The Lancaster manufacturing plant is debt free with no mortgages on the facility.

The Company owns a 97,000 square foot production facility on 12 acres in Elkhart, Indiana. The Elkhart facility is debt free with no mortgages on the property. As of December 30, 1997 the company decided to cease production at the Elkhart facility. However, the company retained its wholesale motorhome sales, warranty and service operations at the location throughout 1998. As a result of this decision to restructure its operations, the Company recorded a charge to operations of $1,042,000 in 1997. See footnote 2 to the financial statements. As of January 1999, the Company has contracted out the warranty and service operation to a Pennsylvania dealer. The Company intends to sell the Indiana facilities.

In September 1995, the Company purchased a 4.5 acre site located in Lancaster, California to serve as the Company's RV Service Center. The site contains a 40,000 square foot facility and was purchased from the City of Lancaster's Redevelopment Agency for $980,000. At December 31, 1998, the Company was indebted to the City of Lancaster Redevelopment Agency an amount of $797,000 with interest at 5.93% per annum due October 2015. The promissory note is collateralized by the Lancaster land and building with a net book value of approximately $911,000 at December 31, 1998. The Company leased a portion of the facility to Lancaster RV from December 1997 to present. Lancaster RV is a major retail dealer.

In September 1996, the Company purchased a 4,500 square foot facility located one mile east of the Elkhart Plant. The facility has 1,500 sq. ft. of office space and a 3,500 sq. ft. warehouse area. The facility is currently leased to S & S RV as a retail RV Center.

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                         Market Information

The Company's Common Stock has traded in the over-the-counter market since June 22, 1989 and sales and other information are reported in the NASDAQ National Market System. The Company's NASDAQ symbol is "REXL". The following table sets forth the range of high and low closing sale prices of a share of the Company's Common Stock in the over-the-counter market for each quarter since the first quarter of 1996 according to NASDAQ:

             1996               High    Low
             First Quarter    $ 7.00  $ 4.88
             Second Quarter     8.13    6.25
             Third Quarter     11.00    6.00
             Fourth Quarter    10.00    6.50

             1997               High    Low
             First Quarter    $ 6.88  $ 5.50
             Second Quarter     6.25    4.75
             Third Quarter      6.00    5.25
             Fourth Quarter     5.75    4.63

             1998               High    Low
             First Quarter    $ 5.19  $ 4.53
             Second Quarter     7.63    4.44
             Third Quarter      9.38    5.13
             Fourth Quarter     9.00    4.75

                             Holders

At March 31, 1999, the Company had 67 shareholders of record.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table sets forth for each of the three years indicated the percentage of revenues represented by certain items on the Company's Statements of Operations:


                             Percentage of Net Sales

                                             Year Ended December 31

                                               1996    1997    1998
Net Revenues                                 100.0%   100.0%  100.0%
Costs of goods sold                           86.5     88.7    83.0
Gross profit                                  13.5     11.3    17.0
Selling, general, and
administrative expenses                        9.9     11.6     9.4
Restructuring charge                          ---       1.7     (.3)
Income(loss) from operations                   3.6     (2.0)    7.9
Legal Settlement                               ---     (2.5)    ---
Other Income(expense), net                    (0.3)    (0.1)    0.3
Income(loss) before income taxes (benefit)     3.3     (4.6)    8.2
Provision for income taxes (benefit)           1.3     (1.7)    3.5
Net income(loss)                               2.0%    (2.9%)   4.7%

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Management Discussion and Analysis

                             Overview

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere herein. As is generally the case in the recreational vehicle industry, various factors can influence sales. These factors include increases in interest rates, competition, restrictions on the availability of financing for the purchase of recreational vehicles as well as significant increases in the cost of gasoline. The Company's business is also seasonal in that the majority of sales occur in the second and third quarter.

Prior to 1998, the Company operated two manufacturing divisions, Lancaster, California and Elkhart, Indiana. During 1997, the Company's Board of Directors adopted a formal plan of restructuring whereby the Company implemented a plan to cease production operations at its Elkhart, Indiana manufacturing plant and potentially sell all or part of the real estate the facility occupied. This decision was based upon the Company's evaluation of costs and the product quality of the recreational vehicles being produced in Elkhart. Concurrent with this decision, the Company completed an expansion of its Lancaster facility to accommodate the expected rise in production.
The Company operated the service center in Elkhart, Indiana during 1998 but in January sub-contracted its service and warranty in the eastern half of the United States. The Company has decided to sell the Indiana facility.

Two key transactions adversely impacted the Company's results of operations during 1997. In addition to the aforementioned restructuring charge for the production closure of the Elkhart facility, the Company reached a settlement of an existing class action lawsuit against the Company. Pursuant to the settlement, the Company was required to pay $825,000, plus issue coupons to all members of the class for a discount of $200 on future repairs or $1,250 towards the purchase of a new Rexhall vehicle. The Company reported the impact from these transactions as charges in the accompanying statement of operations aggregating $1,042,000 for the restructuring and $1,590,000 for the lawsuit settlement during 1997.

                           Result of Operations

Comparison of the Year Ended December 31, 1998 to
         Year Ended December 31, 1997

Net revenues for the year ended December 31, 1998, were $71.4 million, compared to $63.0 million for 1997, an increase of $8.4 million or 13.3%. The number of units shipped in 1998 increased 40 to 1,122 in 1998 from 1,082 in 1997, an increase of 3.7%. This increase in units shipped was lower than the overall increase in sales as a result of a change in the sale mix. Double-slide units introduced in the fourth quarter of 1997 increased to 28% of sales in 1998. Conversely fewer lower margin single slide and non-slide units were sold in 1998. The average net selling price increased approximately 9% during the period.

Gross profit for the year ended December 31, 1998 increased to $12.1 million from $7.1 million for 1997, an increase of $5.0 million or 70%. The gross margin for 1998 was 17.0% as compared to 11.3% for 1997. The increase in gross profit is due to increased operating efficiencies and improved quality at the California plant primarily serving our major market in the Western United States and higher margins associated with the increased sales of units equipped with higher priced options.

Selling, general and administrative expenses (SG&A) for the year ended December 31, 1998 were $6.7 million, compared to $7.3 million for 1997, a decrease of $.6 million or 7%. The decrease in SG&A is due principally to decreases in warranty expense as compared to 1997. The decrease in selling, general and administrative expenses as a percentage of sale from 11.5% in 1997 to 9.4% in 1998 results from the increased sales level and efficiencies gained by operating one plant at the Corporate Headquarters.

The Company's effective income tax rate was 43.5% for the year ended December 31, 1998 as compared with 37.0% for 1997. Basic and diluted net income per share was $1.14 and $1.13 respectively, for the year ended December 31, 1998, as compared to basic and diluted net loss per share of ($.64) sales and ($.64), respectively, in 1997. Exclusive of the impacts of the restructuring and legal settlement non-recurring items during 1997 and 1998, net loss would have been ($0.2) million for the year ended December 31, 1997 less as compared to net income of $3.2 million for 1998. Basic and diluted loss per share excluding the impact of the aforementioned non-recurring items during 1997 and 1998 would have been $0.06 for the year ended December 31, 1997 as compared to $1.08 and $1.07 respectively, for 1998. The increase in basic and diluted net income per share was due to increased sales margins and decreased SG&A costs such as warranty.

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Comparison of the Year Ended December 31, 1997 to
        Year Ended December 31, 1996

Net revenues for the year ended December 31, 1997, were $63.0 million, compared to $65.0 million for 1996, a decrease of $2.0 million or 3.0%. The decrease in net revenues was principally due to reduced production and sales from its Elkhart facility. During 1997, revenues from the Elkhart facility were $10.7 million, compared to $19.4 million in 1996, a decrease of $8.7 million or 45%. This decrease was offset by increased net revenues at its facility of $6.8 million to $52.3 million in 1997 from $45.5 million in 1996, an increase of 14.9%. The number of units shipped in 1997 decreased 88 to 1,082 in 1997 from 1,170 in 1996, a decrease of 7.5%. This decrease was somewhat higher than the overall decrease in sales as a result of the Company's effort to expand its offering of optional equipment items and other product improvements.

Gross profit for the year ended December 31, 1997 decreased to $7.1 million from $8.8 million for 1996, a decrease of $1.7 million or 19.3%. The gross margin for 1997 was 11.3% as compared to 13.5% for 1996. The decrease in gross profit was due principally to increased chassis costs, production problems encountered in the production of vehicles at the Elkhart facility leading to the Company's decision to ultimately close production at the facility, and lastly, increased competition in the recreational vehicle industry. Also contributing to the reduction in gross profit was the overall 3.0% decrease in revenues.

Selling, general and administrative expenses (SG&A) for the year ended December 31, 1997 were $7.3 million, compared to $6.4 million for 1996, an increase of $0.9 million or 13.4%. The increase of SG&A was due principally to an increase in sales incentive payments, legal expenses and warranty expense as compared to 1996. The percentage of SG&A to revenues was 11.6% for 1997 as compared to 9.9% for 1996. The increase is due, in part, to fixed costs of the Elkhart facility being spread over a smaller population of sales during 1997 as compared to 1996.

During 1997, the Company's Board of Directors approved a restructuring of the Company's operations. The restructuring plan provided for changes in operational and production strategies. In implementing these plans, the Company decided to cease manufacturing operations at its Elkhart, Indiana plant. The closure of this facility was done in conjunction with the recently completed expansion of its Lancaster, California facility to accommodate the anticipated increased production. The Company believes that the national market can be adequately served from the California facility and that any slight increase in freight charges will be more than offset by the reduced manufacturing costs. As a result of this strategic change, the Company wrote down or wrote off entirely, certain of its property and equipment and inventories located at the Elkhart facility aggregating $937,000. In addition, the Company recorded additional charges for severance costs and other expected costs associated with the facility closure aggregating $105,000. The total charge of $1,042,000 is recorded as a Restructuring charge in the accompanying statements of operations.

During 1997, the Company reached a tentative settlement, subject to court approval, of its class action lawsuit. Under the settlement agreement, the Company will pay $825,000 in cash, and issue one coupon per vehicle owned by the members of the class for $1,250 towards the purchase of a new Rexhall vehicle or $200 towards service, parts and labor. Coupons would be redeemable at the Company's two service centers and at three dealerships which are suitably dispersed around the country. The Company has accrued for the estimated costs of the redemption of these coupons and the cash payment, aggregating $1,590,000 and has recorded this as Lawsuit settlement in the accompanying statements of operations.

The net loss before income tax benefit for the year ended December 31, 1997 was $2.9 million, as compared with net income before tax of $2.1 million for 1996, principally due to the aforementioned non-recurring charges. Without these non-recurring charges, loss before taxes would have been $0.3 million for the year ended December 31, 1997 as compared to net income of $2.1 million for 1996. The decrease in this adjusted difference is due principally to production inefficiencies in the Elkhart facility resulting in reduced gross margins, increased legal, warranty and other administrative costs in the Elkhart facility, and increased dealer rebates and sales incentive payments.

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The Company's effective income tax rate was 37.0% (benefit) for the year ended December 31, 1997 as compared with 39.7% for 1996. The income tax benefit in 1997 results from the anticipated refund of prior year income taxes from the carryback of the 1997 taxable net loss. Basic and diluted net loss per share was $0.64 for the year ended December 31, 1997, as compared to basic and diluted income per share of $0.44 and $0.43, respectively, in 1996. Exclusive of the impacts of the aforementioned non-recurring items, net loss would have been $0.2 million for the year ended December 31, 1997, as compared to net income of $1.3 million for 1996. Basic and diluted loss per share excluding the impact of the aforementioned non-recurring items would have been $0.06 for the year ended December 31, 1997 as compared to $0.44 and $0.43 respectively, for 1996. The decrease in both of these relationships is due principally to production inefficiencies in the Elkhart facility resulting in reduced gross margins, increase legal, warranty and other administrative costs in the Elkhart facility, and increased dealer rebates and sales incentive payments.

                                Year 2000:

The Year 2000 issue is primarily the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Computer programs that are date dependent are found in the software that operate many IT systems as well as in the computer based devices which control many types of electronic equipment. Computer programs that are not Year 2000 compliant will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to a disruption in the operation of the related IT systems or electronic equipment.

The Company has established and is implementing a program to address the Year 2000 issue. The Year 2000 program included the implementation of previously planned systems as well as specific Year 2000 programs. All programs are on track for completion before the year 2000 with various applications being upgraded or replaced as needed. The failure to correct a material Year 2000 problem may result in an interruption in, or a failure of, certain normal business operations or activities. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Additionally, the Year 2000 program has not deferred any other company projects that will have a material impact on its results of operation, liquidity or financial condition.

                     Information Technology Systems:

The Company began undertaking changes to bring non-compliant systems and accompanying methodology to Year 2000 compliant standards. In furtherance of the Year 2000 program, the Company acquired a new Year 2000 compliant client server enterprise system and hired a full time IS professional to oversee the implementation of the program.

The IT systems have been inventoried and the necessary Year 2000 upgrades, replacements and retrofits identified. These projects are presently in various stages of analysis, development and implementation. The Year 2000 program is currently scheduled to be completed by the fourth quarter of 1999.

                     Non-Information Technology Systems:

Non-IT Systems may contain date sensitive embedded technology requiring the Year 2000 upgrades. Examples of this technology include security equipment such as access and alarm systems, as well as facilities equipment such as heating and air conditioning units.

The Company is a product manufacturer; therefore, the "embedded chip" issue relates to production line components as well as to the equipment used by the Company. Production line components and facilities and equipment are being inventoried and assessments are in progress.

The Company is also addressing the readiness of its critical suppliers and customers. The Company has inventoried its critical suppliers, and is sending letters to suppliers, and where appropriate, contacting certain suppliers requesting Year 2000 certification. The Company is also contacting certain key customers where potential Year 2000 problems may exist. In certain areas where the Company relies on products supplied by manufacturers for the systems provided to its customers, the Company is seeking standard Year 2000 warranties that, to the extent assignable, may be transferred to customers.

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                              Costs:

The total cost associated with required modifications to become Year 2000 compliant is not expected to be material to the Company's results of operations, liquidity and financial condition. The estimated total cost of the Year 2000 effort is expected to be under $100,000. This estimate does not include the cost of the Company's previously planned business critical systems upgrades, which have not been accelerated due to the Year 2000 problem.

                      Risks and Contingency Planning:

The Company has identified and assessed the areas that may be at risk related to the Year 2000 problem. The failure to correct a material Year 2000 problem may result in an interruption in, or a failure of, certain normal business operations or activities. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers, the Company is unable to determine at this time whether the consequences of the Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition. The Company has initiated contingency planning for possible Year 2000 issues, including such factors as supply chain and banking operations. Where needed, the Company will establish contingency plans based on the Company's actual testing experience and assessment of outside risks. The Company anticipates final contingency plans to be in place by June 1999. The Year 2000 program is expected to significantly reduce the Company's level of uncertainty about the Year 2000 problem. The Company believes that through its Year 2000 program, the possibility of significant interruptions of normal business operations should be reduced.

Readers are cautioned that forward looking statements contained in the Year 2000 Update should be read in conjunction with the Company's disclosures under the heading "Forward Looking Statements".

                    Liquidity and Capital Resources:

The Company has relied primarily on internally generated funds, trade credit and debt to finance its operations and expansions. As of December 31, 1998, the Company had working capital of $10,805,000, compared to $7,356,000 at December 31, 1997 The $3,449,000 increase in working capital primarily resulted from a $3,335,000 increase in inventories and a $4,206,000 increase in cash, partially offset by a $1,846,000 increase in accounts payable and a $1,311,000 decrease in current deferred tax assets. The increase in cash and inventory relates to 1998 income and increase in back orders at December 1998, as compared with the same period in 1997.

As of December 31, 1998 the Company has a $3,500,000 line of credit with Bank of America which can be used for working capital purposes. Under this line of credit, $365,000 has been set aside as an irrevocable standby letter of credit for the Company to meet the requirements for self-insurance established by the Department of Industrial Relations which regulates workmen's compensation insurance in California. Since the Company purchased workmen's compensation insurance covering their employees at their Elkhart
plant, a similar letter is not required for this facility.   At December 31,
1998, no amounts were outstanding under the line of credit agreement. The line of credit contains various covenants. The Company was in compliance with such covenants as of December 31, 1998.

The Company has a $1,866,000 line of credit with General Motors Acceptance Corporation, a chassis vendor. Borrowings under the line bear interest at an annual rate of prime plus 1% (8.75% at December 31, 1998). All borrowings are secured by the Company's assets. The outstanding balances included in accounts payable at December 31, 1997 and 1998 were $453,000 and $644,000 respectively.

The Company has a line of credit with another chassis vendor, Ford Motor Credit Company ("FMCC"), with a $2,600,000 limit. Borrowings under the line bear interest at an annual rate of prime plus 1% (8.75% at December 31, 1998). All borrowings are secured by the Company's assets. The outstanding balances included in accounts payable at December 31, 1997 and 1998 were $2,162,000 and $2,986,000 respectively. FMCC has subsequently increased the line of credit to $4,000,000 as of March 13, 1999, in order to accommodate increased production demands.

Capital expenditures during 1998 were $482,000. Management anticipates a comparable level of capital expenditures in 1999. Cash flows from financing activities consisted primarily of proceeds of $199,000 from the exercise of employee stock options, offset by repurchases of common stock on the open market of $63,000.

The Company anticipates that it will be able to satisfy its ongoing cash requirements through 1999, including payments related to the legal settlement and expansion plans at the California facility, primarily with cash flows from operations, supplemented, if necessary, by borrowings under its revolving credit agreement.

As mentioned previously during 1997, the Company restructured its operations and ceased production in its Elkhart, Indiana facility. As a result, the Company recorded certain charges for write-off of certain property and equipment and inventory in the Elkhart facility. The Company owns the real estate for the Elkhart facility. As of December, the Company has decided to sell the property. The Company has evaluated the recoverability of this real estate and has concluded that the appraised value of the real estate exceeds the related book value and that the cost of the real estate is recoverable. Accordingly, no impairment write-down has been recorded as of December 31, 1998.


                      Forward Looking Statements

Our report contains forward-looking statements, usually expressed as our expectations or our intentions. These are based on assumptions and on facts known to us today, and we do not intend to update statements in this report. Rexhall's business is both seasonal and cyclical, and the timing of the business cycle cannot be predicted. Its business is also subject to increases in materials costs, and pricing and other pressures from substantially larger competitors, labor disruptions, and adverse weather.
The recreational vehicle industry has in the past enjoyed favorable recreational vehicle industry sales when we have low interest rates, low unemployment, and ready availability of motor fuel. Finally, dealer relations for the entire recreational vehicle industry may be changed by dealers joining together in financial or operating arrangements just now being formed, which may be similar to developments in the automotive or manufactured housing industries. Management intends to remain aware of these factors and react to them, but cannot predict their timing or significance.

Independent Auditor's Report

The Board of Directors
Rexhall Industries, Inc.

We have audited the accompanying balance sheets of Rexhall Industries, Inc. as of December 31, 1998 and 1997, and the related statements of operations, shareholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rexhall Industries, Inc. as of December 31, 1998 and 1997, and the result of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ KPMG LLP
Los Angeles, California
March 12, 1999


Auditor's Report

Rexhall Industries, Inc.:

We have audited the statements of operations, shareholders' equity, and cash flows of Rexhall Industries, Inc. for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of Rexhall Industries, Inc. operations and its cash flows for the year ended December 31, 1996 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Los Angeles, California
April 11, 1997

                         Rexhall Industries, Inc.
                             Balance Sheets

             December 31, 1997 and 1998
ASSETS                                            1997           1998

CURRENT ASSETS
Cash                                          $  811,000     $5,017,000
Accounts receivables, less allowance
for doubtful accounts $106,000 in 1997,
and $150,000 in 1998                            5,378,000     4,631,000
Inventories                                     9,439,000    12,774,000
Income tax receivable                             337,000           ---
Deferred income taxes (note 7)                  2,197,000       956,000
Other current assets                               59,000        33,000
Total Current Assets                           18,221,000    23,411,000
Property and equipment at cost net of
accumulated depreciation (note 3 and 6)         4,957,000     4,519,000
Property held for sale (note 13)                      ---       541,000
Total Assets                                  $23,178,000   $28,471,000

LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable (note 4)                      $6,111,000    $7,958,000
Restructuring reserve (note 2)                    605,000           ---
Warranty allowance                                937,000       966,000
Accrued Legal Settlement (note 9)               1,590,000       765,000
Accrued Legal                                     348,000       829,000
Dealer Incentives                                 608,000       830,000
Other accrued liabilities                         467,000       557,000
Accured Compensation and Benefits                 172,000       672,000
Current portion of long-term debt (note 6)         27,000        29,000
TOTAL CURRENT LIABILITIES                      10,865,000    12,606,000
Deferred income taxes (note 7)                     36,000       106,000
Long-Term debt (note 6)                           797,000       767,000
TOTAL LIABILITIES                              11,698,000    13,479,000

SHAREHOLDERS' EQUITY

Preferred Stock - no par value
Authorized, 1,000,000 shares;
No shares outstanding at December 31, 1997
and December 31, 1998                                 ---           ---

Common stock-no par value,
Authorized, 10,000,000 shares,
issued and outstanding;
2,714,000 at December 31, 1997 and
3,010,000 at December 31, 1998 (Note 11)        6,267,000      6,788,000
Loan receivable from exercise of options (Note 5)               (399,000)
Retained earnings                               5,213,000      8,603,000
Total Shareholder Equity                       11,480,000     14,992,000

Commitments and Contingencies (note 8)
Total Liabilities and shareholder equity      $23,178,000    $28,471,000
See accompanying notes to financial statements

                            Rexhall Industries, Inc.
                            Statements of Operations

For the years ended December 31, 1996, 1997 and 1998

                                       1996          1997          1998
Net Revenues                      $64,959,000    $63,012,000    $71,454,000
Cost of Sales                      56,167,000     55,921,000     59,314,000
Gross Profit                        8,792,000      7,091,000     12,140,000

Operating Expenses
Selling, General and Administrative
Expenses                            6,426,000      7,286,000      6,749,000
Restructuring Charge                     ---       1,042,000       (282,000)
Income (Loss) from Operations       2,366,000     (1,237,000)     5,673,000

Other Income (Expense)
Interest Income                        29,000          3,000        157,000
Interest Expense                     (171,000)      (134,000)      (101,000)
Legal Settlement                          ---     (1,590,000)           ---
Other Income (Expense)                (93,000)        46,000        135,000
Income (Loss) Before Income Taxes   2,131,000     (2,912,000)     5,864,000
Income Tax Expense (Benefit)          847,000     (1,077,000)     2,474,000
Net Income (Loss)                  $1,284,000    ($1,835,000)    $3,390,000
Basic Net Income (Loss) Per Share         .44           (.64)          1.14
Diluted Net Income (Loss) Per Share       .43           (.64)          1.13

Weighted Average Shares Outstanding
- Basic                             2,948,000      2,882,000      2,968,000
Weighted Average Shares Outstanding
- Diluted                           2,998,000      2,882,000      2,990,000

See accompanying notes to financial statements

                            Rexhall Industries, Inc.
                      Statements of Shareholders' Equity

For the years ended December 31, 1996, 1997 and 1998

                        COMMON     COMMON
                        STOCK      STOCK      LOAN     RETAINED
                        SHARES     AMOUNT  RECEIVABLE  EARNINGS     TOTAL

BALANCE,
January 1, 1996       $2,626,000  $6,461,000    ---   $5,764,000 $12,225,000
Exercise of Stock
Options                   10,000      33,000    ---         ---       33,000
Repurchase and
Retirement of Stock       (6,000)    (46,000)   ---         ---      (46,000)
Options issued to consultant
(Note 10)                    ---      85,000    ---         ---       85,000

Net income                   ---         ---    ---     1,284,000  1,284,000

BALANCE,
December 31, 1996      2,630,000   6,533,000    ---     7,048,000 13,581,000
Repurchase and
Retirement of Stock      (47,000)   (266,000)   ---         ---     (266,000)
5% Stock Dividend        131,000         ---    ---         ---          ---

Net Loss                     ---         ---    ---    (1,835,000)(1,835,000)

BALANCE,
December 31, 1997      2,714,000   6,267,000    ---     5,213,000 11,480,000
Repurchase and
Retirement of Stock       (7,000)    (63,000)   ---          ---     (63,000)
Exercise of
Stock options            161,000     584,000    ---          ---     584,000
5% Stock Dividend        142,000         ---    ---          ---         ---

Loans receivable from
excercise of tock options    ---         ---  (399,000)      ---    (399,000)
Net Income                   ---         ---    ---     3,390,000  3,390,000
Balance,
December 31, 1998      3,010,000  $6,788,000 ($399,000)$8,603,000 $14,992,000

See accompanying notes to financial statements

                            Rexhall Industries, Inc.
                            Statements of Cash Flows

December 31, 1996, 1997 and 1998

CASH FLOWS FROM OPERATING ACTIVITIES:      1996         1997         1998
Net Income(loss)                       $1,284,000   ($1,835,000)  $3,390,000
Adjustments to reconcile net
ncome (loss) to net cash
provided by Operating Activities:
Depreciation and amortization             348,000       216,000      344,000
Restructuring charges - non-cash effect       ---       437,000          ---
Provision for deferred income taxes      (155,000)   (1,726,000)   1,311,000
Options issued to consultant               85,000           ---          ---
(Increase) decrease in:
Accounts receivable                     1,855,000    (2,170,000)     747,000
Inventories                            (5,142,000)    4,056,000   (3,335,000)
Income tax receivable                    (271,000)      (66,000)     337,000
Increase(decrease) in:
Accounts payable                        1,844,000    (1,480,000)   1,846,000
Restructuring Reserve                         ---       605,000     (605,000)
Warranty allowance                         44,000       582,000       29,000
Accrued legal settlement                      ---     1,590,000     (825,000)
Accrued legal                                 ---           ---      481,000
Dealer incentives                         271,000       269,000      221,000
Other assets and liabilities              315,000       312,000      639,000
Net cash provided by operating activities 207,000       790,000    4,580,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment    (1,426,000)     (427,000)    (482,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt              (24,000)      (28,000)     (28,000)
Proceeds from exercise of stock options    33,000           ---      199,000
Repurchase and retirement of stock        (46,000)     (266,000)     (63,000)
Net cash provided by (used in)
financing activities                      (37,000)     (294,000)     108,000

NET (DECREASE) INCREASE IN CASH        (1,256,000)       69,000    4,206,000
BEGINNING CASH BALANCE                  1,998,000       742,000      811,000
ENDING CASH BALANCE                      $742,000      $811,000   $5,017,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Income taxes paid during the year        $918,000      $696,000   $1,090,000
Interest paid during the year            $273,000      $259,000     $101,000

SUPPLEMENTAL DISCLOSURE OF NON-CASH
FINANCING ACTIVITIES:
Loans to related parties for
stock option exercise                        ---           ---      $399,000

See accompanying notes to financial statements

                            Rexhall Industries, Inc.
                         Notes To Financial Statements


1.
General and Summary of
Significant Accounting Policies.

Business Activities - Rexhall Industries, Inc. (the "Company") designs, manufactures and sells Class A motorhomes. Class A motorhomes are self-contained and self-powered recreational vehicles used primarily in conjunction with leisure travel and outdoor activities.

Concentration of Credit Risk - Sales are usually made to dealers over a wide geographic area on either a C.O.D. basis or on terms requiring payment within ten days or less of the dealer's receipt of the unit. Most dealers have floor plan financing arrangements with banks or other financing institutions under which the lender advances all, or substantially all, of the purchase price of the motorhome. The loan is collateralized by a lien on the purchased motorhome. As is customary in the industry, the Company has entered into repurchase agreements with these lenders. In general, the repurchase agreements provide that in the event of default by the dealer on its agreement to the lending institution, the Company will repurchase the motorhome so financed.

The Company has recorded an allowance for doubtful accounts to cover the difference between recorded revenues and collections from customers. The allowance and provision for bad debts are adjusted periodically based upon the Company's evaluation of historical collection experiences, industry trends and other relevant factors.

Inventories - Inventories are stated at the lower of cost or market value, determined using the first-in, first- out basis, or market. Costs include material, labor and applicable manufacturing overhead. Inventories consist of the following at December 31, 1997 and 1998:

                                            1997            1998
Raw materials                           $4,659,000       $7,593,000
Work-in-Progress                         2,124,000        1,522,000
Finished Goods                           2,656,000        3,659,000
Total                                   $9,439,000      $12,774,000

Property and Equipment - Property is recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed based on the straight-line method over the estimated useful lives of the assets, which range from 2 to 31.5 years.

Property held for sale is stated at the lower of cost or estimated net realizable value and includes certain property and equipment no longer used in the Company's operation.

Revenue Recognition - The Company derives revenue primarily from the sale of motorhomes to dealers across the United States. Revenue is recognized when title of the motorhome transfers to the dealer. This generally occurs upon shipment. Revenues are also generated from the service of motorhomes and from shipment or installation of parts and accessories.

Warranty Reserve Policy - The Company provides retail purchasers of its motorhomes with a limited warranty against defects in materials and workmanship for 12 months or 12,000 miles measured from date of purchase, or upon the transfer of the vehicle by the original owner, whichever occurs first. The Company's warranty excludes certain specified components, including chassis, engines and power train, which are warranted separately by the suppliers. The Company estimates warranty reserves required by applying historical experience with regard to probabilities of failure and cost to product sales covered by warranty terms. Warranty expense was $959,000, $1,753,000 and $1,041,000 for the years ended December 31, 1996, 1997, and
1998, respectively.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income (Loss) per Share - Basic net income (loss) per share is based upon the weighted average number of the actual shares outstanding during the period. Options to purchase common stock are included in the calculation of income
(loss) per share provided their impact is not anti-dilutive.

Use of Estimates -The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounting for Stock Options - In October, 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensations" ("SFAS No. 123"), was issued. This statement encourages, but does not require, a fair value based method of accounting for employee stock options. The Company will continue to measure compensation costs under Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees and complied with the pro froma disclosure requirements of SFAS No. 123 in its annual financial statements.

Recent Accounting Pronouncements - In June 1997, The Financial Accounting Standards Board ("FASB) issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS" 130"). SFAS 130 established standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement displayed with the same prominence as other financial statements,. SFAS 130 does not require a specific financial statement format but requires an enterprise to display an amount representing total comprehensive income for the period covered by the financial statement. Comprehensive income include items such as net income, changes in value of available for sale securities and foreign currency translation gains and losses. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Management has determined that the disclosure requirements from these statements does not impact the financial statements of the Company as there is no difference between net income and comprehensive income for the years presented.

In June 1997, FASB issued Statement of Financial Accounting Standards
No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 established standards for public business enterprises to report information about operating segments in annual financial statements and requires those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. SFAS 131 need not be applied to interim financial statements in the initial year of application is to be reported in financial statements for interim periods in the second year of application. The Company operates in only one business segment, the manufacture and distribution of recreational vehicles. Accordingly, SFAS 131 does not have an impact on the Company's financial reporting.

In February 1998, FASB issued Statement of Financial Accounting Standard
No. 132, Employers' Disclosures about Pensions and other Post Retirement Benefits. SFAS 132 established additional standards for the disclosure of pensions and post retirement benefits but does not change the method of accounting for such plans. SFAS 132 is effective for fiscal years beginning after December 15, 1997. Management has determined that the disclosure requirements from these statements does not impact the financial statements of the Company.

In June 1999, FASB issued Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for all fiscal quarters of fiscal years beginning after June 15, 1999.
Management has determined that the disclosure requirements from this statement will not impact the financial statements of the Company.

Fair Values of Financial Instruments - The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, trade and other receivables, trade accounts payable and accrued expenses: The carrying amounts approximate the fair values of these instruments due to their short-term nature.

Reclassifications - Certain reclassifications have been made to the 1996 and 1997 financial statements to conform to the 1998 presentation.

2.
Restructuring

During 1997, the Company's Board of Directors approved a restructuring of the Company's operations. The restructuring plan provided for changes in the operations, and production strategies. In implementing these plans, the Company decided to cease manufacturing operations at Elkhart, Indiana plant. The Company recorded charges aggregating $1,042,000 as a result of this restructuring plan in the fourth quarter of 1997.

The ceasing of manufacturing operations at the Elkhart facility was made in conjunction with the recently completed expansion of the California facility to accommodate the projected increase in production at the California plant. As a result of this repositioning, the Company determined that certain of fixed assets and inventories located at the Elkhart plant should be written down, resulting in a charge of approximately $937,000. Additionally, the Company recorded severance and other related costs relating to the closure of the Elkhart plant for approximately $105,000, which was included as a restructuring charge in the accompanying statements of operations for the year-ended December 31, 1997. As of December 31, 1998, the Company had no remaining reserve relating to this restructuring.

Restructuring reserve at 12/31/97                $605,000
Payments and asset write-downs
through December 31, 1998                         605,000
Future cash outlay and charges                         $0

The Company owns the real estate for the Elkhart facility.   The Company has
evaluated the recoverability of this real estate and has concluded that the appraised value of the real estate exceeds the related book value and that the cost of the real estate is recoverable. Accordingly, no impairment write-down has been recorded as of December 31, 1998.

3.
Property and Equipment

Property and equipment consist of the following at December 31, 1997 and 1998:

                                        Useful Lives
                                        (In years)     1997       1998

Building and Land                        5,315     4,543,000    4,094,000
Furniture, fixtures and equipment          2,7     1,227,000    1,332,000
Autos and trucks                           5,7       155,000      309,000
                                                   5,925,000    5,735,000

Less accumulated depreciation
and amortization                                    (968,000)  (1,216,000)
Property and equipment, net                       $4,957,000   $4,519,000

4.
Lines of Credit

The Company has available a $3,500,000 revolving line of credit with a bank expiring on June 1, 1999. Under this line of credit, $365,000 has been set aside as an irrevocable standby letter of credit. The reference rate is the rate of interest publicly announced from time to time by the bank in San
Francisco.   At December 31, 1998, no amounts were outstanding under this line and $365,000 of standby letters of credit have been issued. All borrowings are collateralized by the Company's assets.

The Company has a $1,866,000 line of credit with General Motors Acceptance Corporation, a chassis vendor. Borrowings under the line bear interest at an annual rate of prime plus 1% (8.75% at December 31, 1998). All borrowings are secured by the Company's assets. The outstanding balances included in accounts payable at December 31, 1997 and 1998 were $453,000 and $644,000 respectively.

The Company has a line of credit with another chassis vendor, Ford Motor Credit Company ("FMCC"), with a $2,600,000 limit. Borrowings under the line bear interest at an annual rate of prime plus 1% (8.75% at December 31, 1998). All borrowings are secured by the Company's assets. The outstanding balances included in accounts payable at December 31, 1997 and 1998 were $2,162,000 and $2,986,000 respectively. FMCC has subsequently increased the line of credit to $4,000,000 as of March 13, 1999, in order to accommodate increased production demands.

5.
Loans to Related Parties

From time to time the Company makes loans to certain officers and key employees related to the exercise of stock options. During 1998, the Company advanced $385,000 to key employees under the Company's Incentive and Non-Statutory Stock Option Plan (The Plan). These loans are full recourse loans secured by the shares of common stock issued upon such exercise. The notes bear interest at a rate as defined by Regulation 1.1274-4 of Internal Revenue Code of 1986, as amended, subject to annual adjustments as approved by the Company's Compensation Committee (4.47% at December 31, 1998). Loans extended for the exercise of incentive stock options are netted against equity. The maturity date of the notes are March 20, 2003 and April 19, 2003 and are secured by a pledge of the shares purchased with proceeds of the notes under the Company's Plan. The number of options exercised under the Plan was 123,000 shares during the year ended December 31, 1998.

6.
Long-Term Debt

Long-term debt at December 31, 1997
and 1998 consists of the following:                   1997            1998

Promissory note payable to the City of Lancaster
Redevelopment Agency, 240 monthly payment
of $6,285 including principal and interest
at 5.93% per annum, note matures on October 2015.
The note is collateralized by land and building with a
net book value of approximately $911,000 at
December 31, 1998.                                  $824,000       $796,000

Less: Current Portion                                 27,000         29,000
Long-Term debt                                      $797,000       $767,000

Future annual minimum principal payments due on long-term debt (including current portion) as of December 31, 1998 are as follows:

Year Ending December 31,
                    1999                     $  29,000
                    2000                        31,000
                    2001                        32,000
                    2002                        34,000
                    2003                        37,000
              Thereafter                       633,000
                                              $796,000

7.
Income Taxes

The components of income tax expense (benefit) are as follows:

Years Ended December 31,             1996          1997           1998
Current:
Federal                           $780,000      $526,000       $1,018,000
State                              222,000       123,000          145,000
                                 1,002,000       649,000        1,163,000
Deferred:
Federal                           (124,000)   (1,347,000)         950,000
State                              (31,000)     (379,000)         361,000
                                  (155,000)   (1,726,000)       1,311,000
                                  $847,000   ($1,077,000)      $2,474,000

The components of deferred tax assets (liabilities) at December 31, 1997 and 1998 are as follows:

                                            1997      1997     1998	1998
                                           FEDERAL    STATE   FEDERAL  STATE
Current:
Allowance for bad debts                   $33,000    $9,000  $51,000  $9,000
Inventory reserves                        124,000    34,000     ---     ---
Warranty accrual                          292,000    81,000  190,000  32,000
Dealer incentives                         179,000    49,000   87,000  14,000
Uniform capitalization                    120,000    33,000   21,000   4,000
Reserve for self insurance                135,000    37,000   87,000  14,000
Legal reserves                            603,000   167,000  205,000  34,000
Accrued restructuring liability           188,000    52,000      ---     ---
Other accrued liabilities                  15,000     4,000   39,000   6,000
State tax                                  42,000       ---  163,000     ---
                                        1,731,000   466,000  843,000 113,000
Non Current:
Depreciation                               29,000     7,000  (91,000)(15,000)
Net deferred tax assets                $1,702,000  $459,000 $752,000 $98,000

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income (loss) taxes (benefit) due to the following:

Years Ended December 31,                1996           1997          1998
Income (loss) before income tax      $2,131,000   ($2,912,000)   $5,864,000
Statutory federal tax rate (benefit)         35%           34%           34%
Expected tax expense (benefit)          746,000      (990,000)    1,994,000
State taxes net of federal effect       148,000      (169,000)      334,000
Permanent differences                    20,000         6,000         6,000
IRS audit resolution, primarily
State Tax deduction                        ---        101,000           ---
Write off of income tax receivable         ---            ---       140,000
Other adjustments                       (67,000)      ( 5,000)          ---
Provision for income taxes (benefit)   $847,000   ($1,077,000)   $2,474,000

8.
Commitments and Contingencies

Repurchase Agreements - Motorhomes purchased under financing agreements by dealers are subject to repurchase by the Company at dealer cost plus unpaid interest in the event of default by the dealer. To date repurchases have not resulted in significant losses. During 1997 and 1998 the Company repurchased approximately $3,145,000 and $832,000 respectively, of motorhomes under these agreements. At December 31, 1997 and 1998, approximately $22,130,000 and $25,530,000 respectively, of dealer inventory is covered by repurchase agreements. Dealers do not have the contractual right to return motorhomes.

Litigation - The Company was sued by Bruce Elworthy and Anne B. Marshall (Elworthy and Marshall) in June 1995 in the Superior Court of the County of Los Angeles. The complaint alleges that a leveling system on a motorhome purchased from Rexhall was defective and caused damages to Elworthy and Marshall of $1,000,000 for medical expenses, loss of earnings, and pain and suffering. The Company believes that it has meritorious defenses against the Elworthy and Marshall claim and intends to vigorously defend itself against the claim. Although the Company believes the final disposition of this matter will not have a material adverse effect on the Company's financial position or result of operations, if Elworthy and Marshall were to prevail on its liability claims, a judgment in a material amount could be awarded against the Company.

The Company is a party to various claims, complaints and other legal actions that have arisen in the ordinary course of business. The Company believes that the outcome of such pending legal proceedings, in the aggregate will not have a material adverse effect on the Company's financial condition or result of operations, except as described in footnote 9, legal settlement.

9.
Legal Settlement

Legal Settlement - The class action lawsuit Masterjohn et al vs. Rexhall, et al, Case No. 752188 filed in the Superior Court of Orange County, California
has been settled on October 2, 1998.     Under the agreement Rexhall paid
$825,000 in cash, and issued one coupon per vehicle owned by members of the class of $1,250 towards purchase of a new Rexhall vehicle or $200 toward service, parts and labor. Coupons are redeemable at Rexhall's Lancaster, California Service Center, as well as other designated dealerships geographically dispersed. The total number of vehicles owned by class members is estimated at approximately 5,000. The Company recorded a charge of $1,590,000 in 1997 relating to this settlement. The December 31, 1998 accrual balance of $765,000 is for the remaining legal settlement costs associated with the coupons still outstanding.

10.
Stocking Incentive Plan

The Company has granted stock options under its Incentive and Nonstatutory Stock Option Plan (the "Plan"), which provides for the granting of (I) incentive stock options to key employees, pursuant to Section 422A of the Internal Revenue Code of 1986, and (ii) nonstatutory stock options to key employees, directors and consultants to the Company designated by the Board as eligible under the Plan. Under the Plan, options for up to 225,000 shares may be granted. Options granted and outstanding under the Plan expire in five years and become exercisable and vest in annual increments from two to three years. The maximum term of each option may not exceed 10 years. The following table summarizes the change in outstanding employee incentive stock options:

                                 Range of       Weighted
                                 Number of      OptionsPrices	Average
                                 Options        per Share	Exercise Price
Outstanding options at
December 31, 1995               164,000
Options exercised               (10,000)         $3.25           $3.25
Options canceled                (20,000)          3.25	3.25
Outstanding options at
December 31, 1996               134,000           2.75 - 3.25     3.14
Options exercised                   ---            ---             ---
Options canceled                    ---            ---             ---
Outstanding options at
December 31, 1997               134,000           2.75 - 3.25     3.14
Options exercised              (123,000)          2.75 - 3.25     3.13
Options canceled                    ---            ---             ---
Outstanding options at
December 31, 1998                11,000           3.25            3.25

The following table summarizes information about stock options outstanding at December 31, 1998:

Number         Weighted      Weighted     Shares
Outstanding  Ave. Remaining  Average      Exercisable Weighted
Exercise     at December    Contractual   Exercise   at December   Average
Price        31, 1997         Life        Price      31, 1998  Exercise Price

$3.25         11,000          1.2        $3.25        11,000       $3.25

All stock options under the Plan are granted at the fair market value of the
Company's common stock at the grant date.   No options were granted to
employees during 1996 and 1997 or 1998. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost for the Plan has been recognized in 1996, 1997 or 1998.

No non-statutory stock options were granted under the stock plan during 1997 or 1998. During 1996, the Company granted 38,000 non-statutory options at an exercise price of $5.25 per share to a consultant for services received during that year. The fair value of approximately $85,000, or $2.23 per share, related to these options was determine using the Black-Scholes option pricing model utilizing the following weighted average assumptions:

                                    December
                                    31, 1995

Dividend yield                          0%
Anticipated volatility              49.47%
Risk-free interest rate              6.58%
Expected lives                     4 years

The fair value was recorded as compensation expense in 1996 in the accompanying statements of operations. These options were exercised during 1998 for $199,500.

11.
Common Stock

In May 1998, the Company announced a 5% stock dividend of 142,000 shares issued on May 27, 1998 to shareholders of record as of June 19, 1998.
The impact of this stock dividend has retroactively been recorded for all periods presented.


12.
Significant Customers

The Company had two major customers, RV World Productions a.k.a. RV Supercenter and Richardson's RV (five Arizona locations and three Southern California locations, respectively), who accounted for 14% and 11% respectively of the Company's sales during 1998. The Company had one major customer, RV World Productions a.k.a. Rainbow RV, who accounted for 11% of the Company's sales during 1997. In 1996, Village RV accounted for 15.4% of the Company's sales.

13.
Properties Held for Sale

Properties held for sale consist of 12 acres of land in Elkhart, Indiana. A 97,000 square foot building resides on the property which housed the Company's East Coast production facility. In fiscal 1997, the Company's Board of Directors adopted a formal plan of restructuring whereby the Company implemented a plan to cease production operations at this location. During 1998, the Company continued to operate a wholesale motorhome sales, warranty, and service operations at this location. At December 31, 1998, the Company's Board of Directors has approved a plan to sell the Elkhart property and facility in its entirety. The Elkhart land and facility are debt free with no mortgages on the property. The Company has evaluated the recoverability of this real estate and related buildings and has concluded that the appraised value of the assets exceeds the related book value. Accordingly, no adjustment to the carrying value of the property has been recorded.

14.
Income (loss) Per Share

The following is a reconciliation of the basic and diluted income (loss) per share computation for the year 1996, 1997 and 1998 (in thousands):

          Year ended December 31,          1996        1997          1998
Net income (loss) used for basic and
diluted income per share                  $1,284     ($1,835)       $3,390
Share of Common Stock and
Common Stock equivalents:
Weighted average shares used in
basic computation                          2,948       2,882         2,968
Weighted stock options                        50        ---             22
Weighted average shares used in
diluted computation                        2,998       2,882         2,990
Income per share:
Basic                                     $ 0.44     ($ 0.64)        $1.14
Diluted                                   $ 0.43     ($ 0.64)        $1.13

Corporate Information


Directors:

William J. Rex
Chairman, President and Chief Executive Officer

Don Hannay, Sr.
Vice President, Sales Director

Frank A. Visco
Owner, Frank A. Visco & Associates

Al J. Theis
Consultant
Director

Robert A. Lopez
President, Nickerson Lumber Plywood
Director



Officers:

William J. Rex
President

Donald Hannay, Sr.
Vice President, Sales

Thomas M. Zirnite
Chief Financial Officer

Cheryl L. Rex
Corporate Secretary

Corporate Information

Registrar and Transfer Agent:

US Stock Transfer Corp.
Glendale, CA



Legal Counsel:

Freshman, Marantz, Orlanski, Cooper & Klein
Beverly Hills, CA

Baker & Daniel
Elkhart, IN



Auditors:

KPMG, LLP
Woodland Hills, CA



Form 10K:

A copy of the Company's Form 10K, filed with Security and Exchange Commission is available without charge upon writing to:

Shareholders Relations:

Rexhall Industries, Inc.
46147 7th Street West
Lancaster, CA 93534


Executive Offices:

Rexhall Industries, Inc.
46147 7th Street West
Lancaster, CA 93534
(661)726-0565
Website: http://www.rexhall.com
E-mail: marcom@rexhall.com